Exhibit 16.1

December 21, 2018

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Level One Bancorp, Inc. dated December 21, 2018, as contained in the third, fourth, and fifth paragraphs of Item 4.01 and are in agreement with those statements. We are not in a position to agree or disagree with the statements made in the first, second or sixth paragraphs of Item 4.01.

/s/ Crowe LLP
South Bend, Indiana

cc: Mr. Stefan Wanczyk
Audit Committee Chairman
Level One Bancorp, Inc.